EXHIBIT 99.1

Sales of Shares to Employees

In connection with sale of shares to employees of Norsk Hydro ASA, under a general arrangement offered to employees in Norway, 85 percent of the employees entitled to the offer have subscribed, and have been allocated 23 shares at NOK 260.25 per share. The total number of allocated shares is 233,588. The terms are according to Hydro's share purchase plan for employees in Norway. Norsk Hydro holds 7,881,610 own shares after this transaction.

The following insiders have under the above mentioned scheme each acquired 23 shares: President and CEO Eivind Reiten, new holding is 11,664 shares. Executive Vice President Alexandra Bech Gjorv, new holding is 923 shares. Executive Vice President John Ove Ottestad, new holding is 8,261 shares. Executive Vice President Tore Torvund, new holding is 3,303 shares. Executive Vice President Jon-Harald Nilsen, new holding is 293 shares.

Employee representative to the Board of Directors Terje Friestad, new holding is 259 shares. Employee representative to the Board of Directors Geir Nilsen, new holding is 78 shares. Employee representative to the Board of Directors Odd Semstrom, new holding is 152 shares. Closely related to Executive Vice President Tore Torvund, Tone Steinseth, new holding is 383 shares.

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Contact   Gudmund Isfeldt           Tor Steinum
Telephone +47 22 53 24 55           +47 22 53 27 31
Cellular  +47 48 00 11 80           +47 95 08 39 33
E-mail    Gudmund.Isfeldt@hydro.com Tor.Steinum@hydro.com